U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)


                                    WORLD AM, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     98142E-50-8
                                    (CUSIP Number)

                                  Robert A. Hovee, CEO
                                     World Am, Inc.
                           4040 MacArthur Boulevard, Suite 240
                            Newport Beach, California 92660
       (Name, Address and Telephone Number of Person Authorized to Receive
                               Notices and Communications)

                                  April 25, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): G. Raymond Pironti, Jr.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 50,274,194

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  50,274,194

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 50,274,194

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11):  20.34%

14.  Type of Reporting Person:  IN

ITEM 1.  	SECURITY AND ISSUER.

World Am, Inc.
Common Stock, $0.0001 par value
4040 MacArthur Boulevard, Suite 240
Newport Beach, California 92660

ITEM 2.   	IDENTITY AND BACKGROUND.

(a)	Name: G. Raymond Pironti, Jr.

(b)	Address: 3959 Van Dyke Road, #152, Lutz, Florida 33558

(c)	Occupation: Investor.

(d) 	During the last five years, such person has not been convicted in a criminal proceeding.

(e)	During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f) 	Citizenship: United States.

ITEM 3.  	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 4, 2005, the Issuer issued warrants to Mr. Pironti in connection with the transaction described in Item 6 below. On July 28, 2005, the Issuer granted an option to Mr. Pironti as described in
Item 6 below. On April 25, 2005, the Issuer issued a warrant to Mr. Pironti in connection with the transaction described in Item 6 below.

ITEM 4.  	PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. 	INTEREST IN SECURITIES OF THE ISSUER.

(a)	50,274,194 shares owned by Mr. Pironti under the beneficial
ownership rules of the Securities and Exchange Commission (the option for 3,774,194 shares of common stock is exercisable at any time on and after January 29, 2006; the warrants for 22,500,000 shares of common stock are exercisable at any time on and after February 5, 2005; and the warrant for 24,000,000 shares of common stock is exercisable at any time on and after April 25, 2005). This amount represents, as of April 25, 2006, 20.34% of the outstanding common stock of the Issuer (taking into account the option for 3,774,194 shares, the warrants for 22,500,000 shares, and the warrant for 24,000,000 shares, together with the 196,858,477 shares of common stock outstanding on April 25, 2006).

(b)	Mr. Pironti has sole voting and dispositive power with respect to the 50,275,194 shares reported.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	If applicable, state the date on which the reporting person
ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

(a)  	On February 4, 2005, the Issuer sold three units through a
private offering to Mr. Pironti. Each unit included a warrant that entitled the holder to acquire a specific number of shares of the Issuer's common stock. According to the provisions of the warrants, the holder has the right and privilege to purchase a number of fully paid and non-assessable shares of the Issuer's common stock at any time through February 4, 2008. The number of shares underlying the warrants was obtained by dividing the purchase price of three units by the lowest reported bid price of the Issuer's common stock during the 365-day period following the commencement of the pricing period (February 4, 2005); this number was fixed at 22,500,000 shares on February 4, 2006 (15,000,000 shares plus 7,500,000 shares based on the 1 for 2 stock dividend on August 15, 2005). These warrants are exercisable at $0.0025 per share.

(b)  	On July 28, 2005, the Issuer granted Mr. Pironti an option
to purchase 2,516,129 shares of common stock for services rendered to the Issuer (this number was adjusted to 3,774,194 based on the stock dividend discussed above). This option is exercisable beginning on January 29, 2006 for a period of four years thereafter at an exercise price of 10% of the closing price on the date of exercise.

(c)	On April 25, 2005, the Issuer entered into an accounts
receivable factoring and security agreement with JJ Ellis, LLC (a company controlled by Mr. Pironti) for up to $75,000 (later modified by an Addendum). In connection with the factoring agreement, the Issuer granted to JJ Ellis a warrant to purchase $60,000 of the Issuer's common stock. The calculation of the number of shares underlying this warrant is based on the lowest bid price recorded ($0.0025) over a 365 day look back period or a 20% discount at time of execution, whichever is lower. Based on this calculation, the number of shares fixed for this warrant on April 25, 2006 was 24,000,000. This warrant is exercisable for a period of five years from grant (April 25, 2005) at the lower of $0.0025 per share or 80% of the closing price on the date of exercise.

ITEM  7.  	MATERIAL TO BE FILED AS EXHIBITS.

(a)	$75,000 Factoring Agreement between the Company and JJ Ellis,
LLC, dated April 25, 2005, and attached Warrant (incorporated by reference to Exhibit 10.11 of the Issuer's Form 10-KSB filed on April 2, 2007).

(b) Addendum to Factoring Agreement, dated August 8, 2005
(incorporated by reference to Exhibit 10.12 of the Issuer's Form 10-KSB filed on April 2, 2007).


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


								G. Raymond Pironti, Jr.



Date: April 5, 2007 					/s/  G. Raymond Pironti, Jr.